UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 6

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 313,172,688(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 313,172,688(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 313,172,688(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 43.2%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 724,354,010 Class A Shares (as defined herein), which is the sum of the (a) 692,418,707 Class A Shares outstanding as of December 31, 2016, as set forth in the Issuer’s annual report on Form 20-F (File No. 001-37925) filed with the Securities and Exchange Commission on April 19, 2017 (the “20-F”), and (b) 31,953,303 Class A Shares issuable upon conversion of the Convertible Bonds (as defined herein) as of June 16, 2017, and deemed to be beneficially owned by the Reporting Persons.
(3)	67,590,336 Class B Ordinary Shares (“Class B Shares”) were issued and outstanding as of December 31, 2016, as set forth in the 20-F. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.1% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of June 16, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 39.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of June 16, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 2 of 6

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 313,172,688(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 313,172,688(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 313,172,688(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 43.2%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 724,354,010 Class A Shares (as defined herein), which is the sum of the (a) 692,418,707 Class A Shares outstanding as of December 31, 2016, as set forth in the 20-F, and (b) 31,935,303 Class A Shares issuable upon conversion of the Convertible Bonds (as defined herein) as of June 16, 2017, and deemed to be beneficially owned by the Reporting Persons.
(3)	67,590,336 Class B Shares were issued and outstanding as of December 31, 2016, as set forth in the 20-F. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.1% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of June 16, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 39.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of June 16, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 3 of 6

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 313,172,688(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 313,172,688(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 313,172,688(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 43.2%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 724,354,010 Class A Shares (as defined herein), which is the sum of the (a) 692,418,707 Class A Shares outstanding as of December 31, 2016, as set forth in the 20-F, and (b) 31,935,303 Class A Shares issuable upon conversion of the Convertible Bonds (as defined herein) as of June 16, 2017, and deemed to be beneficially owned by the Reporting Persons.
(3)	67,590,336 Class B Shares were issued and outstanding as of December 31, 2016, as set forth in the 20-F. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.1% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of June 16, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 39.5% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of June 16, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 4 of 6

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on June 5, 2017 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

On June 15, 2017, STT GDC entered into a trading plan (the “Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the Trading Plan, a broker dealer will make periodic purchases of Class A Shares (in the form of American Depositary Shares each representing eight Class A Shares (“ADSs”)) on behalf of STT GDC, subject to the terms of the Trading Plan. The Reporting Persons make no commitment in terms of the timing of such transactions, if any, which will depend on market conditions, including the price and availability of shares of Common Stock, as well as other factors.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Statement is amended and restated in its entirety by inserting the following:

(a)-(b) STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule13d-3 under the Exchange Act to be the beneficial owner of 313,172,688 Class A Shares, or approximately 43.2% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of June 16, 2017.

STTC, through its ownership of STT GDC, is deemed for purposes of Rule13d-3 under the Exchange Act to be the beneficial owner of 313,172,688 Class A Shares, or approximately 43.2% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of June 16, 2017.

STT GDC directly owns 281,237,385 Class A Shares and is deemed to beneficially own the 31,935,303 Class A Shares issuable upon conversion of the Convertible Bonds as of June 16, 2017. Accordingly, STT GDC is deemed to beneficially own 313,172,688 Class A Shares, or approximately 43.2% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of June 16, 2017.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 313,172,688 Class A Shares deemed to be beneficially owned by each of the Reporting Persons as of May 25, 2017 (as set forth in the preceding paragraphs) by (ii) 724,354,010 Class A Shares, which is the sum of the (a) 692,418,707 Class A Shares outstanding as of December 31, 2016, as set forth in the 20-F, and (b) 31,935,303 Class A Shares issuable upon conversion of the Convertible Bonds as of June 16, 2017.

CUSIP No. 36165L108	Page 5 of 6

As of December 31, 2016, 67,590,336 Class B Shares were issued and outstanding, as set forth in the 20-F. The Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.1% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein as of June 16, 2017 and approximately 39.5% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein as of June 16, 2017.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of June 16, 2016, based on 692,418,707 Class A Shares outstanding as of December 31, 2016, as set forth in the 20-F.

Item 5(c) of the Statement is amended and supplemented by inserting the following:

From the date of the Statement through June 16, 2017, STT GDC purchased 1,151,152 Class A Shares (in the form of ADSs) in a series of transactions at prices ranging from $0.86 to $1.05 per share in open market transactions. Details by date, listing the number of shares of Common Stock purchased and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for this transaction.

Date	Class A Shares Purchased	Weighted Average Price per Share
June 6, 2017	173,600	$0.91
June 7, 2017	195,200	$0.92
June 8, 2017	159,152	$0.91
June 9, 2017	180,000	$0.89
June 12, 2017	225,600	$0.89
June 16, 2017(1)	217,600	$1.03

Note:

(1)	Purchased pursuant to the Trading Plan.

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons have effected any transactions in the Class A Shares of the Issuer (directly or in the form of ADSs) since the date of the Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Trading Plan and is incorporated herein by reference.

Except as set forth herein, as of June 16, 2017, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 36165L108	Page 6 of 6

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated June 5, 2017, among STT, STTC and STT GDC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the Commission on June 5, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 19, 2017

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director